Exhibit No. 15.4

CONCREIT FUND I LLC

SUPPLEMENT NO. __ DATED __, 20__

TO THE OFFERING CIRCULAR DATED____, 20__

This supplement No.__ is part of the offering circular dated ____, 20__, (the “Offering Circular”) of Concreit Fund I LLC (“Concreit”) and should be read in conjunction with the Offering Circular. Terms used in this supplement No. __ and not otherwise defined herein have the same meanings as set forth in our Offering Circular and any supplements thereto. The purpose of this supplement is to disclose:

1.	our quarterly adapted net asset value (“NAV”) per Investor Share as of ____, 20__;

2.	the status of our Redemption Plan*; and

3.	our historical share pricing information*.

* if applicable

Quarterly Pricing Supplement

As of _______, 20__, our NAV per Investor Share is $ __. This NAV per Investor Share shall be effective until updated by Concreit on or about ____, 20__ , unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV per Investor Share:

[Insert unaudited balance sheet]

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our Investor Shares on a periodic, ongoing basis. However, the majority of our assets consist of Direct CRE and Real Estate-Related Securities which is why the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our Direct CRE and Real Estate-Related Securities. In addition, for any given period, our published NAV per Investor Share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per Investor Share may not reflect the precise amount that might be paid for your Investor Shares in an arm’s length transaction with an unrelated third party. Moreover, to the extent quantifiable, if a material event occurs in between updated of NAV that would cause our NAV per Investor Share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an Offering Circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per Investor Share using a process that reflects several components, including (1) estimated values of each of our acquired real estate assets and investments, including related liabilities, based upon (a) market capitalization rates, comparable sales information, interest rates, net operating income, (b) with respect to debt, default rates, discount rates and loss severity rates, and (c) in certain instances individual appraisal reports of the underlying real estate provided by an independent valuation expert, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under GAAP, and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally received financial information and other reporting from entities of which we hold securities, our borrowers, and unconsolidated subsidiaries of both on a monthly or quarterly basis, so the estimated values of each of our Direct CRE and Real Estate-Related Securities included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date got accrual and other items. For investments made within the current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.

The per Investor Share purchase price will [continue to] be $___ per Investor Shares. This price per Investor Share shall be effective until the next announcement of price per Investor Shares by Concreit, which is expected to happen within a commercially reasonable time after _____, 20__, unless updated by us prior to that time. Redemptions of Investor Shares shall be made pursuant to our Redemption Plan based on the redemption price set forth therein.

Investor Share Redemption Plan Status

During the quarterly period ended ____, 20__, we redeemed approximately ___ Investor Shares pursuant to our Redemption Plan.

Historical NAV Information

Below is the quarterly NAV per Investor Share, as determined in accordance with our valuation policies, for each fiscal quarter from _____, 20__ to _____, 20__.

Date	NAV per Investor Share

_____, 20__	$
_____, 20__	$